Exhibit 10.1

Execution Version

STOCK AND ASSET PURCHASE AGREEMENT

by and between

TS Biotechnology Holdings, LLC

and

INTREXON CORPORATION

dated as of January 1, 2020

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

Page

SECTION 7.11 Enforcement	32

SECTION 7.12 Consent to Jurisdiction	32

SECTION 7.13 GOVERNING LAW	33

SECTION 7.14 WAIVER OF JURY TRIAL	33

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Exhibits

Exhibit A — Transferred Entities; Transferred Equity

Exhibit B — Restructuring

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STOCK AND ASSET PURCHASE AGREEMENT

STOCK AND ASSET PURCHASE AGREEMENT, dated as of January 1, 2020 (this “Agreement”), is by and between Intrexon Corporation, a Virginia corporation (“Seller”), and TS Biotechnology Holdings, LLC, a Virginia limited liability company (“Purchaser”). Certain capitalized terms used herein are defined in Section 7.07 below.

RECITALS

WHEREAS Seller owns, directly or indirectly, all the equity interests set forth on Exhibit A (collectively, the “Transferred Equity”) and the “dna.com” domain name (the “Domain Name” and, together with the Transferred Equity, the “Transferred Property”);

WHEREAS Seller is engaged in an internal restructuring of the Transferred Entities (the “Restructuring”) as described on Exhibit B;

WHEREAS Seller wishes to, and wishes to cause its Subsidiaries, as applicable, to, sell and assign to Purchaser or its designee, and Purchaser wishes to, or cause such designee to, purchase from Seller, the Transferred Property on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS concurrently with the execution of this Agreement, Seller and Purchaser or one or more Affiliates of Purchaser, are entering into that Subscription Agreement, dated as of the date hereof (the “Subscription Agreement”).

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

Article I

The Transactions

SECTION 1.01    Purchase and Sale; Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)    Seller shall sell, transfer and deliver, or cause to be sold, transferred or delivered, to Purchaser, and Purchaser shall, or shall cause its designee to, purchase from Seller, the Transferred Property; and

(b)    Purchaser shall assume and agree to perform and discharge when due all liabilities and obligations primarily relating to the Domain Name arising from and after the Closing (the “Assumed Liabilities”).

SECTION 1.02    Purchase Price. The aggregate purchase price (the “Purchase Price”) to be paid by Purchaser to Seller for the Transferred Property shall be paid by wire transfer of immediately available funds to a bank account designated in writing to Purchaser by Seller at least one Business Day prior to the date of such payment as follows:

(a)    at the Closing, $53,000,000 payable in cash (the “Closing Purchase Price”) in accordance with Section 1.04 (Transactions to Be Effected at the Closing); and

(b)    after the Closing, payable in cash from time to time within five business days after receipt of any inflow described in clause (ii) below, 10% of the amount, if any, by which (A) the aggregate inflows through the date of such receipt exceed (B) an amount (the “Hurdle Amount”) that would result in the achievement by Purchaser, at the time of receipt, of an IRR of 20% on the outflows described in clause (i) below (with such right to 10% of any such excess referred to herein as the “Contingent Payment Right”):

(i)    The outflows shall be the cumulative amounts invested in the Transferred Property, including all out of pocket Transaction Expenses by Purchaser or its Affiliates (other than any of the Transferred Entities or their Subsidiaries), from and after the Closing Date, including the Closing Purchase Price.

(ii)    The inflows shall be:

(A)

any and all After-Tax Amounts received by Purchaser or any of its Affiliates by way of sale or disposition of any of the Transferred Property at any time on or prior to the third anniversary of the Closing Date or pursuant to a written binding or nonbinding contract or letter of intent that contains the material terms and conditions of a transaction, including price, whether or not subject to normal and customary conditions, including due diligence, consents and execution of a definitive purchase agreement, in each case executed by Purchaser or any of its Affiliates and a third party on or prior to such third anniversary;

(B)

any and all After-Tax Amounts received by Purchaser or any of its Affiliates by way of dividends or other distributions, or otherwise, from any of the Transferred Property at any time on or prior to the third anniversary of the Closing Date or pursuant to a written binding or nonbinding contract or letter of intent that contains the material terms and conditions of a transaction, including price, whether or not subject to normal and customary conditions, including due diligence, consents and execution of a definitive purchase agreement, in each case executed by Purchaser or any of its Affiliates and a third party on or prior to such third anniversary; and

(C)

any and all After-Tax Amounts received by Purchaser or any of its Affiliates in connection with the sale or license of the Domain Name to a third party on or prior to the third anniversary of the Closing Date or pursuant to a written binding or nonbinding contract or letter of intent that contains the material terms and conditions of a transaction, including price, whether or not subject to normal and customary conditions, including due diligence, consents and execution of a definitive purchase agreement, in each case executed by Purchaser or any of its Affiliates and a third party on or prior to such third anniversary.

(iii)    The date of each inflow shall be the date as of which the inflow is paid to Purchaser or any of its Affiliates.

(iv)    “After-Tax Amounts” received by Purchaser or its Affiliates shall mean amounts received by Purchaser or its Affiliates net of (i) any income Taxes payable directly by Purchaser or its Affiliates on income recognized on account of such receipt or (ii) in the event that Purchaser or any of its Affiliates is a “flow-through” entity for U.S. federal, state or local income tax purposes, any Taxes payable by any of Purchaser’s (or such Affiliate’s) direct or indirect owners on their allocable share of any income recognized on account of such receipt, in each case taking into account the application of any special Tax rates applicable to Purchaser, its Affiliates or their direct or indirect owners, as the case may be, on income recognized on account of such receipt.

(v)    The Hurdle Amount shall be determined at the time any amounts described in clause (ii) are received by Purchaser, using the XIRR function in Excel.

(vi)    The Hurdle Amount will be solved for pursuant to the foregoing.

(c)    For the avoidance of doubt, the Contingent Payment Right (i) is solely a contractual right, (ii) shall not be represented by a certificate or other instrument, (iii) shall not represent an ownership interest in Purchaser or any of its Affiliates (including the Transferred Entities or any of their respective Subsidiaries) and shall not confer upon any Person any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of the equity of Purchaser or any of its Affiliates (including the Transferred Entities), (iv) is not intended to create a partnership, joint venture or agency relationship between the parties and (v) is not redeemable.

(d)    Purchaser shall not take any action the primary purpose of which is to circumvent its obligation, if any, to make any payment in respect of the Contingent Payment Right. Seller acknowledges, understands and agrees that subject to the preceding sentence, (i) Purchaser shall have the right to operate the Transferred Entities and their respective businesses in the sole discretion of Purchaser and make all decisions with respect to the Transferred Property, the Transferred Entities and their respective businesses in its sole discretion; (ii) Purchaser has not promised or projected payment of the Contingent Payment Right; (iii) Purchaser does not owe a fiduciary duty or express or implied duty to Seller; and (iv) nothing herein will prohibit Purchaser from engaging in any business or opportunity or acquiring, entering into joint ventures, investing in or otherwise cooperating with other Persons, including Persons that may have interests adverse to or otherwise compete, directly or indirectly, with the Transferred Property, the Transferred Entities and their respective businesses.

SECTION 1.03    Closing Date. The closing of the Transactions (the “Closing”) shall take place at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, commencing at 10:00 a.m. Eastern Standard Time on the second Business Day following the date on which each of the conditions set forth in Article V is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except in any such case for any condition that by its nature can be satisfied only on the Closing Date, but subject to the satisfaction of such condition or waiver by the party entitled to waive such condition at Closing)(the “Closing Conditions”); provided that the Closing Date shall be the last Business Day of the month in which the Closing Date Conditions are first satisfied. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” The parties for all purposes shall deem the Closing to have occurred at 11:59 p.m. Eastern Standard Time on the Closing Date.

SECTION 1.04    Transactions to Be Effected at the Closing. At the Closing:

(a)    Seller shall deliver to Purchaser:

(i)    certificates (or other instruments of transfer), in each case, in form and substance reasonably satisfactory to Purchaser, representing the Transferred Equity, together (if applicable) with duly executed stock or unit powers or other instruments of transfer and with all appropriate transfer Tax stamps attached, if applicable, sufficient to vest in Purchaser or its designee all right, title and interest of Seller in and to the Transferred Equity (such documents, the “Equity Transfer Documents”);

(ii)    all documents, papers, forms, and authorizations (the “Domain Name Transfer Documents”) and take all other reasonable actions to enable Purchaser to transfer the Domain Name to and register the Domain Name at the domain name registrar of Purchaser’s choice;

(iii)    a certification of non-foreign status, in compliance with Treasury Regulations Section 1.1445-2(b)(2) and reasonably acceptable to Purchaser certifying under penalties of perjury that Seller is not a foreign person under Section 1445 of the Code; and

(iv)    the other documents required to be delivered by it pursuant to Article V; and

(b)    Purchaser shall deliver to Seller:

(i)    to the extent necessary, duly executed counterparts of the Equity Transfer Documents;

(ii)    to the extent necessary, duly executed counterparts of the Domain Name Transfer Documents;

(iii)    the other documents required to be delivered by it pursuant to Article V; and

(iv)    payment by wire transfer (to a bank account designated in writing to Purchaser by Seller at least one Business Day prior to the Closing Date), of immediately available funds in an amount equal to the Closing Purchase Price.

SECTION 1.05    Transactions to Be Effected after the Closing. From and after the Closing, each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions.

SECTION 1.06    Allocation of Purchase Price. Within 90 days following the Closing Date, Purchaser shall prepare and deliver to Seller an allocation schedule (the “Allocation Schedule”) allocating the Closing Purchase Price plus the amount of any Assumed Liabilities (as determined for U.S. federal income tax purposes as of the Closing) among the Transferred Property. Within 30 days of its receipt of such Allocation Schedule, Seller shall notify Purchaser in writing whether it has any objection to such Allocation Schedule, and if it has any objection, it shall specify the nature and grounds for such objection with particularity. The parties shall negotiate in good faith to resolve any such objection; provided, however, that, except as otherwise required by applicable Law, the parties shall not be required to reach agreement, and if the parties are unable to agree on an Allocation Schedule, each party shall make its own determination. If the parties agree on an Allocation Schedule, the parties shall act in accordance with the computations and allocations contained in the Allocation Schedule in any relevant Tax Returns or Filings; provided, however, that the parties recognize that each party may separately take into account acquisition or sale expenses (as the case may be) incurred by such party. The parties will revise the Allocation Schedule to the extent necessary to reflect any post-Closing payment or adjustment made pursuant to or in connection with this Agreement.

Article II

Seller Representations and Warranties

Except as Disclosed to Purchaser, Seller hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

SECTION 2.01    Organization, Standing and Power. Seller is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as currently conducted. Each Transferred Entity is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has full corporate or limited liability company power and authority to enable it to own, lease or otherwise hold its properties and assets to conduct its businesses as currently conducted. Each Transferred Entity possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets to conduct its businesses as currently conducted, except, in each case, as would not have a material adverse effect on the Transferred Entities.

SECTION 2.02    Authority; Execution and Delivery; Enforceability. Seller has full corporate power and authority to execute this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and to consummate the Transactions. The execution and delivery by Seller of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action. Seller has duly executed and delivered this Agreement and, at or prior to Closing, each other agreement, document, instrument and certificate contemplated by this Agreement to be entered into at or prior to Closing by Seller will be duly executed and delivered by Seller. This Agreement constitutes, and each such other agreement, document, instrument and certificate contemplated by this Agreement when so executed and delivered will constitute, a legal, valid and binding obligation, enforceable against Seller in accordance with its terms, except as limited by applicable Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

SECTION 2.03    No Conflicts; Consents. The execution and delivery by Seller of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Seller does not, and the consummation of the Transactions and compliance by Seller with the terms hereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any provision of (i) the articles of incorporation or bylaws of Seller or the organizational documents of any Transferred Entity, (ii) any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (a “Contract”) to which Seller or any Transferred Entity is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Law applicable to Seller or any Transferred Entity or their respective properties or assets. No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality (in each case whether Federal, state, local, foreign, international or multinational) (a “Governmental Entity”) or any other Person is required to be obtained or made by or with respect to Seller or any Transferred Entity in connection with the execution, delivery and performance hereof or the consummation of the Transactions, other than (i) such Filings and Consents as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) such Filings and Consents as may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Transactions, and (iii) such Filings as may be required pursuant to the Exchange Act.

SECTION 2.04    Transferred Property. Seller, directly or through one or more of its Subsidiaries, has good, valid and marketable title to the Transferred Property, free and clear of all Liens (other than the Permitted Liens). Assuming Purchaser (and its designee, if any) has the requisite power and authority to be the lawful owner of the Transferred Property, at the Closing, good and valid title to the Transferred Property will pass to Purchaser (or its designee, if any), free of any adverse claims or Liens (other than Permitted Liens or those arising out of acts of Purchaser or its Affiliates). Neither Seller nor any of its Subsidiaries is a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that would require the sale, transfer or other disposal of any ownership interest in the Transferred Property.

SECTION 2.05    Capitalization. Exhibit A contains a list of all of the Transferred Equity. Seller will be, after the Restructuring, the record and beneficial owner, of all the Transferred Equity, and, except as set forth on Exhibit A, no third party owns any outstanding capital stock of the Transferred Entities. All of the Transferred Equity (i) has been duly authorized and validly issued, (ii) is fully paid and non-assessable, (iii) was issued in compliance with all applicable Laws (including state and federal securities Laws or exemptions therefrom) and organizational documents, (iv) does not impose any obligation on Seller (and Purchaser will have no obligation other than as set forth in this Agreement) to make further payments for the purchase of the Transferred Equity or any other Person by reason of their ownership of the Transferred Equity, and (v) was not issued in violation of any statutory or contractual preemptive, subscription or other rights. There are no outstanding or authorized stock appreciation, phantom stock plans, profit participation, right of first refusals, right of first offers, options, warrants, convertible or exchangeable securities, subscriptions, claims of any character, or other rights (including any preemptive rights), agreements, obligations, arrangements or commitments of any character (contingent or otherwise) (A) relating to any capital stock of the Transferred Entities or (B) obligating Seller, any of its Subsidiaries or the Transferred Entities to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of the Transferred Entities or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any capital stock of the Transferred Entities. There are no irrevocable proxies and no voting agreements, voting trusts, partner agreements or other agreements or understanding in effect with respect to the capital stock of the Transferred Entities.

SECTION 2.06    Litigation. Except as Disclosed to Purchaser, as of the date of this Agreement, there are no Proceedings, at law or in equity or before or by any Governmental Entity, pending, proposed, or, to the knowledge of Seller, threatened (i) against the Transferred Entities, Seller or any of its Subsidiaries and relating to the Transferred Property or (ii) that questions or challenges the validity of this Agreement or any agreements, documents, instruments or certificates to be delivered by Seller or its Subsidiaries in connection with this Agreement.

SECTION 2.07    Condition and Sufficiency of Assets. Each Transferred Entity owns good, valid and marketable title to, or has a valid leasehold interest in, all assets that Seller or its Subsidiaries own or lease that are material to the operation of its business, as currently or contemplated to be conducted, except for Permitted Liens, and such assets are in good operating condition and repair, subject to ordinary wear and tear, and are substantially fit for use in accordance with each Transferred Entities’ past practices, except, in each case, as would not have a material adverse effect on the Transferred Entities. After the Restructuring, the assets of each Transferred Entity, together with services to be provided under the TSA and assuming the continued service of employees who are expected to work for the Transferred Entities or the Purchaser, will be sufficient to permit Purchaser to carry on the respective businesses of each Transferred Entity immediately following the Closing in substantially the same manner as such business is currently conducted by Seller or such Transferred Entity, other than with respect to finance, tax, legal, accounting and other general and administrative matters regularly provided by a parent entity. Except as Disclosed to Purchaser, neither Seller nor any of its Subsidiaries owns any assets (other than cash), intellectual property or other rights necessary for a Transferred Entity to carry on its business as currently intended or contemplated.

SECTION 2.08    Taxes. There are no Liens for Taxes upon any of the Transferred Property or the assets of any Transferred Entity, except statutory Liens for current Taxes not yet due. Neither the Transferred Property nor any Transferred Entity is subject to any Tax rulings or Tax settlement agreements with any Governmental Entity. Neither the Transferred Property nor any Transferred Entity is subject to a Tax sharing, Tax indemnity or similar agreement. The Restructuring will be completed in the manner described in Exhibit B.

Article III

Purchaser Representations

Purchaser hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

SECTION 3.01    Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has full limited liability company power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as currently conducted.

SECTION 3.02    Authority; Execution and Delivery; and Enforceability. Purchaser has full limited liability company power and authority to execute this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and to consummate the Transactions. The execution and delivery by Purchaser of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and the consummation by Purchaser of the Transactions have been duly authorized by all necessary limited liability company action. Purchaser has duly executed and delivered this Agreement, at or prior to Closing, each other agreement, document, instrument and certificate contemplated by this Agreement to be entered into at or prior to Closing by Purchaser will be duly executed and delivered by Purchaser. This Agreement constitutes, and each other agreement, document, instrument and certificate contemplated by this Agreement when so executed and delivered will constitute, a legal, valid and binding obligation, enforceable against Purchaser in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

SECTION 3.03    No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Purchaser does not, and the consummation of the Transactions and compliance by Purchaser with the terms hereof will not, contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any provision of (i) the certificate of formation or limited liability company agreement of Purchaser, (ii) any Contract to which Purchaser is a party or by which any of its properties or assets is bound or (iii) any Judgment or Law applicable to Purchaser or its properties or assets. No Consent of or Filing with any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its Subsidiaries in connection with the execution, delivery and performance hereof or the consummation of the Transactions, other than such Filings as may be required pursuant to Sections 13 and 16 of the Exchange Act.

SECTION 3.04    Securities Act. The Transferred Equity purchased by Purchaser pursuant hereto is being acquired for its own account, for investment only and not with a view to any public distribution thereof in violation of any of the registration requirements of the Securities Act. Purchaser is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act, and shall submit to Seller such further assurances of such status as may be reasonably requested by Seller.

SECTION 3.05    Investigation and Non-Reliance of Purchaser; No Additional Representations. Purchaser acknowledges and agrees that (i) no Person, including Seller, has made any representation or warranty, express or implied, as to the Transferred Entities, the Transferred Entities’ businesses, the Transferred Property or the Assumed Liabilities, or the accuracy or completeness of any information regarding the Transferred Entities, the Transferred Entities’ businesses, the Transferred Property or the Assumed Liabilities, except as expressly set forth in Article II, (ii) Purchaser has not relied on any representation or warranty from Seller or any other Person in determining to enter into this Agreement, except as expressly set forth in Article II, (iii) no officer, director, manager, stockholder, agent, Affiliate, advisor, representative or employee of Seller or any other Person has any authority, express or implied, to make any representation, warranty or agreement on behalf of Seller not specifically set forth in Article II, (iv) except as expressly set forth in Article II or applicable federal or state securities Laws, Seller has no obligation to disclose any information regarding the Transferred Entities, the Transferred Entities’ businesses, the Transferred Property or the Assumed Liabilities, and (v) neither Seller nor any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of any information regarding the Transferred Entities, the Transferred Entities’ businesses, the Transferred Property or the Assumed Liabilities. Without limiting the generality of the foregoing, Purchaser acknowledges that neither Seller nor any other Person acting on behalf of Seller has made any representation or warranty, express or implied, as to any financial projections, forecasts, cost estimates and other predictions relating to the Transferred Entities, the Transferred Entities’ businesses, the Transferred Property or the Assumed Liabilities or as to the probable success or profitability of the Transferred Entities, the Transferred Entities’ businesses or the Transferred Property. Purchaser acknowledges that it has such knowledge and experience in financial or business matters, that it is capable of evaluating the merits and risks of the investment contemplated hereby, that its purchase of the Transferred Property is speculative and Purchaser may lose its investment therein and that Purchaser can bear the economic risk and loss of its investment in the Transferred Property.

SECTION 3.06    Financing. As of the date hereof, Purchaser has or will have as of the Closing Date available to it cash that is sufficient to satisfy all its obligations hereunder and timely to consummate the Transactions, including payment of the Closing Purchase Price and all related fees and expenses.

SECTION 3.07    Litigation. There are no Proceedings, at law or in equity or before or by any Governmental Entity, pending, proposed, or, to the knowledge of Purchaser, threatened that questions or challenges the validity of this Agreement or any agreements, documents, instruments or certificates to be delivered by Purchaser in connection with this Agreement.

Article IV

Covenants

SECTION 4.01    Conduct of Business by Seller. Except (i) in connection with a Superior Proposal, (ii) for the Restructuring, (iii) as required by Law or (iv) for matters set forth on Schedule 4.01 or otherwise contemplated by this Agreement, from the date of this Agreement to the Closing Date, Seller shall cause each Transferred Entity and each Subsidiary of a Transferred Entity to conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired at the Closing Date. In addition, and without limiting the generality of the foregoing, except for (i) the Restructuring, (ii) in connection with a Superior Proposal, (iii) as required by Law or (iv) for matters set forth on Schedule 4.01 or otherwise contemplated by this Agreement, from the date of this Agreement to the Closing Date, Seller shall not, and shall not permit any of its Subsidiaries, Transferred Entity or any Subsidiary of a Transferred Entity, to do any of the following without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)    (i) split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any other Equity Interests in respect of, in lieu of or in substitution for its Equity Interests, or (ii) purchase, redeem or otherwise acquire any of its Equity Interests;

(b)    issue, deliver, sell or grant any of its Equity Interests;

(c)    amend its articles or certificate of incorporation, bylaws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, bylaws and other comparable charter or organizational documents that do not have an adverse effect on the Transactions, or adopt a plan of complete or partial liquidation or resolutions providing for its complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(d)    acquire or agree to acquire (i) by merging or consolidating with, or by purchasing all or substantially all the assets of or all or substantially all the outstanding Equity Interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization, or (ii) any assets that are material, individually or in the aggregate, to it;

(e)    (i) grant to any of its officers or directors any increase in compensation, except in the Ordinary Course of Business or to the extent required under employment Contracts in effect as of the date hereof, (ii) grant to any of its officers or directors any increase in severance or termination pay, except to the extent required under any Contract in effect as of the date hereof, (iii) enter into any severance or termination agreement with any such officer or director, (iv) establish, adopt, extend, renew, enter into or amend in any material respect any benefit plan other than in the Ordinary Course of Business or (v) take any action to accelerate any rights or benefits, or make any material determinations not in the Ordinary Course of Business, under any benefit plan in effect as of the date hereof, except as required by the terms of such benefit plan;

(f)    make any change in its accounting methods, principles or practices, except as may be required by a change in GAAP;

(g)    sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any of its properties or assets that are material to it, individually or in the aggregate, except sales of excess or obsolete assets in the Ordinary Course of Business;

(h)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, except for short-term borrowings incurred in the Ordinary Course of Business;

(i)    make or agree to make any new capital expenditure that, individually, is in excess of $25,000;

(j)    make any Tax election or settle or compromise any Tax liability or refund that will adversely affect Purchaser;

(k)    make any loan or advance (other than loans or advances that will be repaid before the Closing) to any of its Affiliates, officers, directors, employees, consultants, agents or other representatives;

(l)    authorize any of, or resolve, commit or agree to take any of, the foregoing actions; or

(m)    sell, lease, license or otherwise dispose of or subject to any Lien, the Domain Name.

SECTION 4.02    Solicitation.

(a)    Go-Shop Period. Notwithstanding anything in this Agreement to the contrary, during the Go-Shop Period, Seller, Seller’s Subsidiaries and its and their respective partners, managers, officers, directors, employees, consultants, advisors and representatives (collectively, Seller’s “Representatives”) shall be permitted, directly or indirectly, to:

(i)    solicit, initiate, encourage or facilitate any inquiries or the making of proposals or offers that constitute, or could reasonably be expected to lead to, an Alternative Proposal, including by furnishing non-public information regarding Seller or any of its Subsidiaries (including one or more of the Transferred Entities and their Subsidiaries) to any third Person in connection therewith;

(ii)    participate in discussions or negotiations with, or furnish information (whether orally or in writing) or access to the business, properties, assets, books or records of Seller or any of its Subsidiaries (including one or more of the Transferred Entities and their Subsidiaries) to, or otherwise cooperate with, assist, or participate in, facilitate or encourage efforts by, Persons (or representatives of Persons) that have made, are seeking to make, have informed Seller of an intention to make, or have publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal; and

(iii)    amend, grant a waiver of or terminate any “standstill” or similar obligation of any Person with respect to Seller (the activities specified in the foregoing clauses (i), (ii), and (iii) collectively being the (“Go-Shop Activities”);

provided, however, that Seller shall not disclose any material non-public information regarding Seller pursuant to the foregoing without first entering into a customary confidentiality agreement with the intended recipient (but for the avoidance of doubt, Seller shall not be required to enter into a confidentiality agreement with any representatives of such intended recipient; provided, that such representative is covered by the confidentiality agreement of the intended recipient or subject to a professional duty of confidentiality). Seller shall not disclose any non-public information about Purchaser or the Transaction, other than a press release announcing this Agreement, a draft of which will be provided to Purchaser in advance of its public release. Purchaser shall not, directly or indirectly, interfere with or seek to prevent or limit the participation of any Person, including any officer, director or Affiliate of Seller or Seller’s Subsidiaries, and any bank, investment bank or other potential provider of debt or equity financing, in negotiations and discussions permitted by this Section 4.02(a).

(b)    Prohibition on Go-Shop Activities After Go-Shop Period. Except as permitted by this Section 4.02, beginning on February 1, 2020 and continuing until the earlier of the Closing Date and the termination of this Agreement, Seller shall not, nor shall it authorize or permit any of its Representatives, and Seller shall direct each of its Representatives not to, engage in any Go-Shop Activities.

(c)    Required Notices. Seller promptly shall advise Purchaser or its representatives in writing of any Alternative Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Alternative Proposal, the identity of the Person making any such Alternative Proposal or inquiry and the material terms of any such Alternative Proposal or inquiry. Seller shall keep Purchaser informed on a current basis of the status of any such Alternative Proposal or inquiry, including any change to the material terms thereof.

(d)    Permitted Transactions. Notwithstanding anything to the contrary herein, the Special Committee (the “Committee”) of the Board of Directors of Seller (the “Board”) or the Board may, in response to a Superior Proposal, if the Committee or the Board determines in its good faith business judgment (after consultation with outside legal counsel and its financial advisor) that failure to do so would be inconsistent with its fiduciary duties under applicable Law, cause Seller to terminate this Agreement pursuant to Section 6.01(e) and enter into a sale agreement with respect to such Superior Proposal (an “Alternative Sale Agreement”); provided, that Seller and the Committee or the Board shall not take any such action unless Seller has given Purchaser at least three Business Days’ (subject to clause (y) of this sentence) prior written notice (a “Seller Notice”) of its intention to take any such action, which notice discloses (A) the material terms and conditions of such Superior Proposal and the identity of the Person or group of Persons making such Superior Proposal and (B) a copy of the then most current version of the Alternative Sale Agreement (if any) with respect to such Superior Proposal; provided, further, that during such three Business Day period (it being understood and agreed that (x) any change to the financial or other material terms and conditions of a Superior Proposal shall require an additional Seller Notice to Purchaser of one Business Day running from the date of such notice (provided that in no event shall the giving of such additional Seller Notice shorten the three Business Day period under the initial Seller Notice) and (y) with respect to any Person or group of Persons, the notice period for the first Seller Notice given to Purchaser shall be three Business Days and the notice period for any Seller Notice given following the expiration of such three Business Day period with respect to any Superior Proposal (or change thereto) made by such Person or group of Persons shall be two Business Days), (I) Seller shall have, and shall have caused its Representatives to, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such commercially reasonable adjustments to the terms and conditions of this Agreement as would enable the Committee or the Board to no longer make a determination that the Alternative Proposal constitutes a Superior Proposal and (II) the Committee or the Board shall have determined, following the end of such period (after considering the results of such negotiations and the revised proposals made by Purchaser (if any) and after consultation with outside legal counsel and its financial advisor), that the Superior Proposal giving rise to such Seller Notice continues to be a Superior Proposal; provided, further, if Purchaser desires to negotiate with Seller in response to a Seller Notice, then the Go-Shop Period shall not expire prior to the expiration of the notice periods set forth in this Section 4.02(d).

(e)    Disclosures Under Law. Nothing in this Section 4.02 shall prohibit Seller from (A) taking and disclosing to Seller’s shareholders a position contemplated by (i) Rule 14e-2(a) or Rule 14d-9 under the Exchange Act, (ii) Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (iii) other Law, or (B) making any disclosure to Seller’s shareholders if the Committee or the Board determines (after consultation with outside legal counsel) that failure to so disclose such position could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or give rise to a violation of Law.

(f)    Certain Definitions. For purposes of this Agreement:

“Alternative Proposal” means, any offer or proposal by any Person or group of Persons concerning any sale, lease, license or other disposition to such Person or group of Persons, directly or indirectly, of all or any portion of the Transferred Property (including by way of share sale, asset sale, license, merger, consolidation, business combination, joint venture or similar transaction or series of transactions).

“Go-Shop Period” means the period beginning on the date of this Agreement and continuing through January 31, 2020.

“Superior Proposal” means a written Alternative Proposal, on its most recently amended or modified terms (if amended or modified), made by a Person or group of Persons that the Committee or the Board determines in its good faith business judgment (after consultation with outside legal counsel and its financial advisor) to be more favorable to Seller than the Transactions taken as a whole (taking into account all the terms and conditions the Committee or the Board considers appropriate (including any such changes to the terms of this Agreement proposed by Purchaser in response to such Alternative Proposal or otherwise and additional alternative transactions available to the Company and the value and ongoing cost and liability of any Transferred Property that may be retained)).

SECTION 4.03    Access. From the date hereof through the Closing Date, Seller shall, and shall cause its Representatives and employees of the Transferred Entities to, provide Purchaser and its authorized agents, officers and representatives who have a need to know such information (a) reasonable access to the books and records of the Transferred Property, the officers of Seller and employees of the Transferred Entities and (b) copies of all such Contracts, permits, books and records and other existing documents and data related to the Transferred Property and the Transferred Entities’ businesses and such additional financial, operating and other data and information of Seller as Purchaser as Purchaser may reasonably request (other than to the extent included in the Data Room); provided, however, that such examinations and investigations shall be conducted during Seller’s normal business hours and shall not unreasonably interfere with Seller’s operations and activities. Seller shall, and shall cause its Representatives and employees of the Transferred Entities to, cooperate with Buyer in its investigation of the Transactions and the Transferred Property.

SECTION 4.04    Data Room. As soon as reasonably practicable after the date hereof, Seller shall consult with Purchaser and at least five business days prior to the Closing make available to Purchaser access to an electronic data room (the “Data Room”) with respect to the Transferred Property, containing copies, lists or summaries reasonably requested by Purchaser with respect to the material contracts and other assets and liabilities of the Transferred Property, the Transferred Entities and their Subsidiaries. Seller shall make the Data Room available to Purchaser on or before Closing and shall preserve access to, and make available copies of materials in, the Data Room for 30 days following Closing. In the event that, after Closing, Purchaser determines that certain requested materials should have been included in the Data Room but were not, Seller, for a period of 30 days after Closing, shall use commercially reasonable efforts to deliver such materials to Purchaser after the Closing.

SECTION 4.05    Reasonable Efforts.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including obtaining of all necessary actions or nonactions, and Consent from Governmental Entities and the making of all necessary Filings (including Filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain a Consent from, or to avoid a Proceeding by, any Governmental Entity. Notwithstanding anything to the contrary in this Section 4.05(a), Purchaser shall not be required to license, divest, dispose of or hold separate any assets or businesses of either party or any of their respective Subsidiaries and Affiliates or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Purchaser or Seller or any of their respective Affiliates or Subsidiaries, or that would otherwise have a material adverse effect on Purchaser. Except as otherwise permitted under this Agreement, Purchaser shall not (and shall cause its Subsidiaries and Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing.

(b)    Before the Closing, each party hereto shall, and shall cause its Affiliates to, use all commercially reasonable efforts to obtain, and to cooperate in obtaining, all Consents from third parties necessary or appropriate to permit the consummation of the Transactions; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent may be required (other than customary Filing fees payable to Governmental Entities, which shall be shared evenly between Purchaser and Seller, and nominal Filing or application fees payable to other third parties) and no party shall be required to agree to any conditions or restrictions imposed by any third party that, individually or in the aggregate, in the judgment of such party, would materially impair (or would reasonably be expected to materially impair) the ability of such party to consummate the Transactions. Seller shall not have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Consents that may be required in connection with the Transactions or because of the termination of any Contract as a result thereof. Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, as a result of (i) the failure to obtain any such Consent, (ii) any such termination or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent or any such termination as long as Seller has used commercially reasonable efforts to obtain such Consent.

(c)    Without limiting the generality of the foregoing, each of Seller and Purchaser shall as promptly as practicable, but in no event later than five Business Days following the execution and delivery hereof, file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions. Any such notification and report form and other Filings shall be in substantial compliance with the requirements of the HSR Act. Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any Filing or submission that is necessary under the HSR Act. Seller and Purchaser shall keep each other apprised of the status of any communications with and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the Filings, if any, made hereunder pursuant to the HSR Act. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act. Without limiting the generality of the foregoing, Purchaser shall, and shall cause its Subsidiaries and its ultimate parent entity (as defined in or for purposes of the HSR Act) to, use its commercially reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions and to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including taking all reasonable action to resolve such objections, if any. Notwithstanding the foregoing, Purchaser shall not be required to contest any action, whether initiated by the FTC, DOJ, state antitrust enforcement authorities, competition authorities of any other nation or other jurisdiction or any other Governmental Entity or Person, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that restricts, prevents or prohibits the consummation of the Transactions.

(d)    Subject to Laws relating to the sharing of information, Seller and Purchaser shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Seller or Purchaser the case may be, and any of their respective Affiliates or other related Persons, that appear in any Filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions

SECTION 4.06    Financial Releases. Purchaser shall use its best efforts to cause Seller and its Affiliates to be unconditionally released promptly following the Closing from any guaranty, performance bond, letter of credit or similar instrument pursuant to which Seller or any such Affiliate directly or indirectly has guaranteed Indebtedness, liabilities or obligations in respect of the business of any Transferred Entity or any Subsidiary of a Transferred Entity (the “Seller Credit Support Instruments”) pursuant to one or more written release agreements, each in a form reasonably satisfactory to Seller or such Affiliate and, if applicable, Purchaser shall enter into a replacement guarantee or similar arrangement in favor of any third party that is a beneficiary of such Seller Credit Support Instrument. Each such release agreement shall provide for Purchaser to assume and to become solely responsible for any and all liabilities, guarantees, covenants, obligations, costs and payments associated with the underlying agreement or obligations.

SECTION 4.07    Names Following the Closing. Promptly following the Closing, Purchaser shall cause the name of each Transferred Entity and each Subsidiary of a Transferred Entity to be changed to a name not including or similar to the name “Intrexon.” Promptly following the Closing, Purchaser shall cease using a name including or similar to the name “Intrexon” in any of its marketing or other business materials.

SECTION 4.08    Intercompany Agreements.

(a)    Seller shall take all actions necessary to terminate before or concurrent with the Closing all Contracts between Seller, on the one hand, and any of the Transferred Entities or any of their Subsidiaries, on the other hand, without any payment being made with respect thereto. Effective as of the Closing, each party, for itself and on behalf of its Affiliates (including, with respect to Purchaser after the Closing, the Transferred Entities and their Subsidiaries and Affiliates) and its and their successors, heirs and executors, hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any such party has, may have or might have or may assert, now or in the future, against the other party or any of its Representatives and their respective successors, assigns, heirs and executors, arising out of any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, in each case involving the other party, any Transferred Entity or any Subsidiary of a Transferred Entity, that occurred, existed, was taken, permitted or begun before the Closing; provided, however, that this Section 4.08 shall not release, waive, discharge or otherwise affect the rights or obligations of any such party under this Agreement. In furtherance of the foregoing, each party, for itself and on behalf of its Affiliates (including, with respect to Purchaser after the Closing, the Transferred Entities and their Subsidiaries and Affiliates) and its and their successors, heirs and executors, hereby waives and agrees not to assert any rights under any Law to the effect that a general release does not extend to claims that the creditor does not know or suspect at the time of executing the release, including Section 1542 of the California Civil Code.

(b)    Purchaser acknowledges and agrees that: (i) the coverage of the Transferred Entities and their Subsidiaries under all the bonds, policies and insurance risk arrangements maintained, sponsored or arranged by Seller (other than the Transferred Entities) before the Closing may be terminated or cease to apply to the Transferred Entities and their Subsidiaries as of the Closing Date; (ii) insurance providers may no longer be willing to provide the Transferred Entities and their Subsidiaries with insurance coverage on the same terms (including price), or at all, when the Transferred Entities and their Subsidiaries are no longer affiliated with Seller; and (iii) accordingly, Purchaser shall be solely responsible for determining the type of insurance and coverage that the Transferred Entities and their Subsidiaries will put into effect from and after the Closing Date, notwithstanding any disclosure made herein concerning the current insurance coverage of the Transferred Entities and their Subsidiaries.

(c)    Purchaser shall cause all amounts owed by Genopaver, LLC, Persea Bio, LLC or any other Affiliate of Purchaser (other than Seller and its Affiliates) to any Transferred Entity or any Subsidiary of any Transferred Entity under any invoice or agreement to be paid in full prior to the Closing Date.

SECTION 4.09    Tax Matters.

(a)    Tax Cooperation for Restructuring. Seller intends to effectuate the Restructuring in the manner set forth on Exhibit B. During the period beginning on the date of this Agreement and continuing through the Closing Date (and, if necessary and possible pursuant to applicable Law, after the Closing Date and prior to the filing of applicable Tax Returns), each of the parties shall consider in good faith proposed changes to the manner in which the Restructuring is effectuated and shall take, or cause to be taken, all actions, and shall do, or cause to be done, and shall assist and cooperate with the other party in doing, all things reasonably requested by the other party in order to minimize the Taxes payable by such other party in connection with, or following, the Restructuring including, for example, possibly converting one or more Transferred Entities into a single-member liability company, the filing of a Code Section 338(h)(10) election in connection with the purchase, and making certain other elections available under the Code and the Treasury Regulations promulgated thereunder; provided, however, for the avoidance of doubt, (i) Seller shall not be required to take any actions that would materially increase the Taxes payable by Seller or its Affiliates in connection with the Restructuring or the transactions otherwise contemplated by this Agreement and (ii) Seller shall not take any actions not contemplated by Exhibit B (as modified pursuant to this Section 4.09(a)) that could reasonably be expected to materially increase the Taxes payable by Purchaser or its Affiliates with respect to a Transferred Entity in a Post-Closing Tax period.

(b)    Tax Indemnification. Seller shall indemnify Purchaser and its Affiliates and hold them harmless from and against, without duplication, (i) any and all Taxes (or the nonpayment thereof) of Seller and its Subsidiaries for all Pre-Closing Tax Periods, (ii) any and all Taxes (or the nonpayment thereof) with respect to the Transferred Entities and the Transferred Property for all Pre-Closing Tax Periods (taking into account the allocation of Taxes in Section 4.09(c)), (iii) any Taxes directly attributable to the settlement of intercompany balances, accounts receivable or accounts payable prior to or at the Closing, (iv) any and all Taxes of any Person imposed on the Transferred Entities as a transferee or successor, by contract or pursuant to any Law or otherwise, which Taxes are attributable to an event or transaction occurring before the Closing, (v) any Taxes for which the Transferred Entities are liable pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law as a result of having been a member of Seller’s consolidated group before the Closing. For the avoidance of doubt, Seller shall be responsible for all Taxes attributable to the Restructuring. Notwithstanding any other provision of this Agreement, Seller shall have no indemnification obligation for any Taxes of any Transferred Entity resulting from any action taken by Purchaser or its subsidiaries after the Closing on the Closing Date outside the ordinary course of business.

(c)    Allocation of Tax Liability for Straddle Periods. For purposes of the Tax Return preparation, Tax reimbursement, and Tax indemnity provisions of this Agreement, in the case of any Taxes that are payable for a taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax related to the portion of such Straddle Period ending on and including the Closing Date shall (i) in the case of any Taxes other than those described in clause (ii) below, be deemed equal to the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Taxes based upon or related to income, gains, payments or receipts (including sales and use Taxes), or employment or payroll Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. Seller shall be liable for all Taxes allocable to the pre-closing portion of the Straddle Period.

(d)    Tax Returns with Respect to the Transferred Entities. For purposes of preparing and filing all Income Tax Returns of, or that include, the Transferred Entities, the income of the Transferred Entities shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date using a closing of the books method for the Transferred Entities as of the end of the Closing Date consistent with the methodology set forth in Section 4.09(c). At its own expense, Seller shall prepare (or cause to be prepared) and file (or cause to be filed) all Income Tax Returns that are required to be filed by or with respect to the Transferred Entities for Tax periods ending on or before the Closing Date (the “Pre-Closing Income Tax Returns”) and shall pay (or cause to be paid) any Taxes due in respect of such Tax Returns. Except to the extent agreed by the parties pursuant to Section 4.09(a), all such Pre-Closing Income Tax Returns shall be prepared consistent with past practices, unless otherwise required by applicable Law. Seller shall deliver or cause to be delivered such Pre-Closing Income Tax Returns to the Purchaser no less than 30 days prior to the applicable filing deadline (taking into account applicable extensions) for Purchaser’s review and comment.

(e)    Other Tax Returns. Except for the Tax Returns described in Section 4.09(d), Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) when due, all Tax Returns required to be filed by or with respect to the Transferred Property and shall pay (or cause to be paid) any Taxes due in respect of such Tax Returns. To the extent any such Tax paid by Purchaser pursuant to the preceding sentence is an indemnifiable Tax in accordance with Section 4.09(b) or otherwise allocable to Seller in accordance with Section 4.09(c), Seller shall reimburse Purchaser for such Taxes no later than three days after Purchaser’s written request for reimbursement and provision of documentation to Seller establishing the amount of any indemnifiable Taxes (including any computation of any amounts allocable to Seller in accordance with Section 4.09(c)).

(f)    Cooperation. Seller and Purchaser shall cooperate to the extent reasonably requested by the other party, in connection with preparing, executing and filing any Tax Returns with respect to the Transferred Property and any Tax audits, examinations, claims, assessments or administrative or court proceedings (a “Tax Contest”). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which may be reasonably relevant to any such Tax Return or Tax Contest and making appropriate Persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. From and after the Closing, each party shall promptly notify the other party following receipt by such first party or any Affiliate thereof of a written notice from a Tax authority of any Tax Contest with respect to Taxes for a Pre-Closing Tax Period or Straddle Period. Seller shall have the right to represent the interests of a Transferred Entity or other Person with respect to any Tax Contest solely with respect to a Pre-Closing Income Tax Return; provided, however, that Purchaser shall be entitled to participate in such Tax Contest (at its sole expense) and Seller shall not compromise or settle such Tax Contest without Purchaser’s consent, which may not be unreasonably withheld, conditioned or delayed. With respect to any other Tax Contest, relating, in part, to Taxes for which Purchaser is entitled to be indemnified pursuant to Section 4.09(b), Purchaser shall have the right to represent the interests of a Transferred Entity or other Person; provided, however, that Seller shall be entitled to participate in such Tax Contest (at its sole expense) and Purchaser shall not compromise or settle such Tax Contest without Seller’s consent, which may not be unreasonably withheld, conditioned or delayed.

(g)    No Amended Tax Returns. Except as otherwise provided in this Agreement, without the prior written consent of Seller (which may not be unreasonably withheld, conditioned, or delayed), except as required by applicable Law, Purchaser shall not, and shall not cause or permit its Affiliates to (a) file an amended Tax Return for any Transferred Property or any Transferred Entity for any Tax Period ending on or before the Closing Date or , (b) voluntarily approach any Governmental Entity regarding any Taxes or Tax Returns related to Transferred Property or a Transferred Entity relating to any Tax periods or Tax Returns ending on or before the Closing Date.

(h)    Refunds. Any refunds (or credits for overpayment) of Taxes, including any interest received from a Tax authority thereon, attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date of any Transferred Entity or the Transferred Property shall be for the account of Seller to the extent such Tax was paid by Seller or its Affiliate prior to the Closing or paid by Seller in accordance with the Tax indemnification provided in Section 4.09(b). Promptly upon any receipt of any such refund (or credit for overpayment), Purchaser shall promptly pay over any such refund (or the amount of any such credit), including any interest thereon, to Seller. In the event a Tax authority requests a return of such Tax refund (or credit in lieu thereof) previously provided to Seller, Seller shall promptly (within two days of Purchaser’s request thereof) pay over such refund (or the amount of any such credit in lieu of a refund), including any interest thereon, to Purchaser.

(i)    Tax Sharing Agreements. All Tax sharing agreements or similar agreements, if any, with respect to or involving a Transferred Entity shall be terminated as of the Closing Date and after the Closing Date, Purchaser and the Transferred Entities shall not be bound thereby or have any liability thereunder.

SECTION 4.10    Employment & Benefits Matters.

(a)    With respect to employees of the Transferred Entities, and any other employees of Seller or an Affiliate of Seller identified after the date hereof and prior to the Closing reasonably acceptable to Purchaser, who continue in employment with a Transferred Entity or commence employment with Purchaser or an Affiliate of Purchaser from the Closing (such individuals, “Continuing Employees”), Purchaser shall, or shall cause an Affiliate to, for a period of 12 months following the Closing (or, if earlier, until the termination of the applicable Continuing Employee’s employment with Purchaser and its Affiliates), provide to such Continuing Employees while they continue in employment (i) base salary or wage rate (as applicable), commissions (as applicable) and annual cash incentive opportunities (as applicable) that in each case are reasonably comparable in the aggregate to the cash-based compensation provided to Continuing Employees immediately prior to the Closing, and (ii) employee benefits that are reasonably comparable in the aggregate to the employee benefits provided to similarly situated employees of Purchaser or its Affiliates under employee benefit plans that will be applicable to employees of Purchaser after the Closing, other than base salary or wage rate, commissions and cash incentive opportunities (excluding, for this purpose, any defined benefit plan participation, employee stock purchase plan participation, any equity-based compensation, retiree medical and similar benefits and deferred compensation).

(b)    Purchaser will use commercially reasonable efforts to grant, or cause to be granted, to Continuing Employees credit for service with Seller or an Affiliate of Seller, including a Transferred Entity (or predecessor employers to the extent Seller or an Affiliate of Seller, including a Transferred Entity, provides such past service credit) prior to the Closing Date for purposes of eligibility, vesting and determining the level of benefits under any benefit plan, program, policy, agreement or arrangement made available to Continuing Employees on or after the Closing Date (collectively, the “Purchaser Plans”) (excluding any sabbatical program, defined benefit pension, nonqualified deferred compensation, equity or equity-based or retiree welfare benefits) to the same extent service was recognized for the same purpose under the comparable Seller benefit plan, except to the extent it would result in the duplication of benefits. In addition, for purposes of each Purchaser Plan, and subject to the agreement by the applicable insurer and recordkeeper to accommodate same on a reasonably cost-effective basis, providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee, to the extent consistent with the governing terms of the applicable Purchaser Plan, Purchaser will use commercially reasonable efforts to cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Purchaser Plans that provide such benefits in which Continuing Employees commence participation during the plan year in which the Closing Date occurs to the extent such exclusions, requirements or limitations were waived or satisfied by a Continuing Employee under an analogous Seller benefit plan providing such benefits in which the Continuing Employee participated immediately prior to the Closing.

(c)    This Section 4.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 4.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.10. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 4.10 shall not create any right in any Continuing Employee or any other Person to any continued employment with any Transferred Entity, Purchaser or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

SECTION 4.11    Additional Agreements. The parties shall negotiate in good faith a mutually acceptable domain name agreement (“DNA”), joint-defense agreement (“JDA”) and transition services agreement (the “TSA”).

SECTION 4.12    Misdirected Payments; Misallocated Assets.

(a)    If Seller or any of its Subsidiaries or Affiliates, on the one hand, or Purchaser or any of its Subsidiaries or Affiliates, on the other hand, after the Closing Date receives any funds properly belonging to the other party or its Affiliates or Subsidiaries, as applicable, the receiving party will promptly so advise such other party and will promptly deliver such funds to an account or accounts designated in writing by such other party.

(b)    Following the Closing, (i) in the event that Seller, Purchaser or any of their respective Subsidiaries or Affiliates discovers an asset that primarily relates to the Transferred Property or a Transferred Entity’s business immediately prior to the Closing is owned by Seller and was not acquired by Purchaser hereunder, Seller shall assign, transfer and convey such asset to Purchaser for no additional consideration, and shall execute and deliver such further documents and instruments necessary to give effect to and evidence such assignment, transfer and conveyance and (ii) in the event that Seller, Purchaser or any of their respective Subsidiaries or Affiliates discovers an asset that did not primarily relate to the Transferred Property or a Transferred Entity’s business immediately prior to the Closing was acquired by Purchaser or its Subsidiaries or Affiliates hereunder, Purchaser or its Subsidiaries or Affiliates shall assign, transfer and convey such asset to Seller for no additional consideration, and shall execute and deliver such further documents and instruments necessary to give effect to and evidence such assignment, transfer and conveyance.

Article V

Conditions Precedent

SECTION 5.01    Condition to Each Party’s Obligation To Consummate the Transactions. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or before the Closing Date of the following condition:

(a)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or Law preventing the consummation of the Transactions shall be in effect; provided, however, that the condition in this Section 5.01(a) shall not be available to any party in connection with or as a result of any order, injunction or other Judgment issued by any Governmental Entity other than a court of competent jurisdiction in the United States or any Law of any Governmental Entity other than the United States.

(b)    Antitrust. Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)    Other Agreements. Each of the DNA, JDA and TSA shall have been duly executed and delivered by Seller and Purchaser.

(d)    Completion of the Restructuring. Seller shall have effected the Restructuring, on or before the Closing Date, on terms reasonably satisfactory to Purchaser and Seller.

(e)    Required Consents and Filings. All Consents and Filings with, Governmental Entities or third parties required or necessary for the consummation of the Transactions, if any, shall have been obtained and shall be in full force and effect.

SECTION 5.02    Conditions to the Obligation of Purchaser to Consummate the Transactions. The obligation of Purchaser to consummate the Transactions is subject to the satisfaction (or waiver by Purchaser) on or before the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Seller set forth in Article II that (i) are not qualified by “material” or “material adverse effect” shall be true and correct in all material respects and (ii) are qualified by “material” or “material adverse effect” shall be true and correct, in each case, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date).

(b)    Performance of Obligations of Seller. Seller shall have performed or complied with all obligations and covenants in all material respects (considered collectively) required by this Agreement to be performed or complied with by Seller, on or before the Closing Date.

(c)    Officer’s Certificate. An officer’ certificate, dated as of the Closing Date, executed by Seller, certifying as to the matters set forth in Section 5.02(a) and (b).

(d)    Material Adverse Effect. Except as Disclosed to Purchaser, between the date hereof and the Closing Date, there shall have been no event, result, circumstance, occurrence, development, fact, condition, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the Transferred Property taken as a whole, other than any event, result, circumstance, occurrence, development, fact, condition, change or effect that (i) Purchaser or its controlling Affiliates could reasonably anticipate or (ii) that arise from the negotiation of this Agreement of the consummation or public announcement of any of the Transactions.

SECTION 5.03    Conditions to the Obligation of Seller to Consummate the Transactions. The obligation of Seller to consummate the Transactions is subject to the satisfaction (or waiver by Seller) on or before the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Purchaser set forth in Article III that (i) are not qualified by “material” or “material adverse effect” shall be true and correct in all material respects and (ii) are qualified by “material” or “material adverse effect” shall be true and correct, in each case, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date).

(b)    Performance of Obligations of Purchaser. Purchaser shall have performed or complied with all obligations and covenants in all material respects (considered individually and collectively) required by this Agreement to be performed or complied with by Purchaser on or before the Closing Date, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(c)    Officer’s Certificate. An officer’ certificate, dated as of the Closing Date, executed by Purchaser, certifying as to the matters set forth in Section 5.03(a) and (b).

SECTION 5.04    Frustration of Closing Conditions. Neither Purchaser nor Seller may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

Article VI

Termination

SECTION 6.01    Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Transactions abandoned any time before the Closing:

(a)    by mutual written consent of Purchaser and Seller;

(b)    by either Purchaser or Seller:

(i)    if the Transactions are not consummated on or before April 30, 2020 (the “Outside Date”);

(ii)    if any Governmental Entity issues a Judgment permanently enjoining or otherwise permanently prohibiting the Transactions and such Judgment shall have become final and nonappealable; or

(iii)    if any condition to the obligation of such party to consummate the Transactions set forth in (A) with respect to Purchaser, Section 5.01 (Condition to Each Party’s Obligation to Consummate the Transactions) or Section 5.02 (Conditions to the Obligation of Purchaser to Consummate the Transactions), or (B) with respect to Seller, Section 5.01 (Condition to Each Party’s Obligation to Consummate the Transactions) or Section 5.03 (Conditions to the Obligation of Seller to Consummate the Transactions), in either case, becomes incapable of satisfaction before the Outside Date;

(c)    by Purchaser, if Seller breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 5.02 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Seller of such breach (provided that Purchaser is not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d)    by Seller, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 5.03 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Purchaser of such breach (provided that Seller is not then in material breach of any representation, warranty or covenant in this Agreement); or

(e)    by Seller, if the Committee or the Board has received a Superior Proposal, and the Committee or the Board concurrently approves, and Seller concurrently enters into, an Alternative Sale Agreement providing for the implementation of such Superior Proposal.

SECTION 6.02    Procedure for Termination. A termination of this Agreement pursuant to Section 6.01 shall, in order to be effective, require action by the terminating party’s board of directors (or equivalent governing body) or the duly authorized designee of its board of directors (or equivalent governing body), which in the case of Seller is the Committee, together with written notice thereof to the other party hereto as contemplated by Section 7.06.

SECTION 6.03    Effect of Termination. In the event of termination of this Agreement by either Seller or Purchaser as provided in Section 6.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or Seller, other than each party’s obligations under Article VII, which provisions shall survive such termination; provided, however, that the termination of this Agreement shall not relieve either party from any liability for any breach of any representation, warranty, covenant, obligation or other provision hereof or actual, intentional fraud.

Article VII

General Provisions

SECTION 7.01    Survival. The representations, warranties and covenants contained in this Agreement shall survive the Closing and the delivery of the Transferred Property and assumption of the Assumed Liabilities.

SECTION 7.02    Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. A party hereto may waive only by an instrument in writing compliance by the other party hereto with any term or provision hereof that such other party was or is obligated to comply with or perform. No delay or omission by either party hereto to exercise any right or power under this Agreement or pursuant to Law shall impair such right or power or be construed as a waiver thereof. A waiver by either party of any representation, warranty, covenant or condition shall not be construed to be a waiver of any succeeding breach of any other representation, warranty, covenant or condition.

SECTION 7.03    Expenses; Transfer Taxes.

(a)    Except as otherwise expressly set forth in Section 7.03(b), all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

(b)    All real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax or other similar Tax applicable to the transfer of the Transferred Property, if any, shall be paid 50% by Purchaser and 50% by Seller. Each party shall use all reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other party in providing any information and documentation that may be necessary to obtain such exemptions.

SECTION 7.04    Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by either party without the prior written consent of the other party hereto; provided however, that Seller may assign or transfer the Contingent Payment Right without obtaining any such consent; and provided further that Purchaser may assign its rights hereunder to one or more of its Affiliates who agree to be bound hereby; provided that any such assignment shall not relieve Purchaser from any of its obligations hereunder. Any attempted assignment in violation of this Section 7.04 shall be void.

SECTION 7.05    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 7.06    Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when received, as follows:

(i)    if to Purchaser:

c/o Third Security, LLC

The Governor Tyler,

1881 Grove Ave,

Radford, Virginia 24141

Attention:	Legal Department

with a copy, which shall not constitute notice, to:

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Attention:    John Owen Gwathmey

Email:          johnowen.gwathmey@troutman.com

(ii)    if to Seller:

Intrexon Corporation

20374 Seneca Meadows Parkway,

Germantown, Maryland 20876

Attention:    Legal Department

with a copy, which shall not constitute notice, to:

Sidley Austin LLP

787 7th Avenue

New York, New York 10019

Attention:    Scott M. Freeman

Email:          sfreeman@sidley.com

with a further copy, which shall not constitute notice, to:

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

Attention:    William I. Intner

Email:          william.intner@hoganlovells.com

SECTION 7.07    Interpretation; Certain Definitions.

(a)    The headings contained herein, the table of contents hereto and the index of defined terms are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. When a reference is made herein to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. For all purposes of this Agreement, unless otherwise specified herein, (i) “or” shall be construed in the inclusive sense of “and/or”; (ii) words (including capitalized terms defined herein) in the singular shall be construed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be construed to include the other gender, each as the context requires; (iii) the terms “hereof” and “herein” and words of similar import shall be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (iv) all references herein to “$” or dollars shall refer to United States dollars. Any cause of action for breach of any representation or warranty contained herein shall accrue, and the statute of limitations period shall begin to run, on the Closing Date. Any cause of action for breach of any covenant contained herein shall accrue, and the statute of limitations period shall begin to run, when the breach first occurs.

(b)    For all purposes hereof:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that neither Randal J. Kirk, nor Purchaser nor any Person controlled by either of Randal J. Kirk or Purchaser, other than Seller and its Subsidiaries, shall be deemed to be an Affiliate of Seller. For purposes of this definition, the term “control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“After Tax Amounts” is defined in Section 1.02(b)(iv).

“Agreement” is defined in the preamble.

“Allocation Schedule” is defined in Section 1.06.

“Alternative Proposal” is defined in Section 4.02(f).

“Alternative Sale Agreement” is defined in Section 4.02(d).

“Assumed Liabilities” is defined in Section 1.01Section 1.01(b).

“Board” is defined in Section 4.02(d).

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law to close in The City of New York, New York.

“Chosen Court” is defined in Section 7.12.

“Closing” is defined in Section 1.03.

“Closing Conditions” is defined in Section 1.03.

“Closing Date” is defined in Section 1.03.

“Closing Purchase Price” is defined in Section 1.02Section 1.02(a).

“Committee” is defined in Section 4.02(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” is defined in Section 2.03.

“Contingent Payment Right” is defnied in Section 1.02(b).

“Continuing Employees” is defined in Section 4.10(a).

“Contract” is defined in Section 2.03.

“Covered Claim” is defined in Section 7.13.

“Data Room” ia defined in Section 4.04.

“Disclosed to Purchaser” means any information that has been disclosed orally or in writing to Marcus E. Smith and Theodore J. Fisher.

“DOJ” is defined in Section 4.05(c).

“Domain Name Transfer Documents” is defined in Section 1.04(a)(ii).

“DNA” is defined in Section 4.11.

“Equity Interest” means (i) any capital stock, membership interests or other share capital, equity or ownership interest or voting security; (ii) any securities (including debt securities) directly or indirectly convertible into or exchangeable or exercisable for any capital stock, membership interests or other share capital, equity or ownership interest or voting security, or containing any profit participation features; or (iii) any rights, warrants or options (including put or call options) directly or indirectly to subscribe for or to purchase any capital stock, membership interests, other share capital, equity or ownership interest or voting security, or securities containing any profit participation features, or to subscribe for or to purchase any securities (including debt securities) convertible into or exchangeable or exercisable for any capital stock, membership interests, other share capital, equity or ownership interest or voting security or securities containing any profit participation features.

“Equity Transfer Documents” is defined in Section 1.04(a)(i).

“Excel” means, at any time, the version of Microsoft® Excel then being generally used by the Manager or any successor application then being generally used by the Manager.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Filing” is defined in Section 2.03.

“FTC” is defined in Section 4.05(c).

“Go-Shop Activities” is defined in Section 4.02(a)(iii).

“Go-Shop Period” is defined in Section 4.02(e).

“Governmental Entity” is defined in Section 2.03.

“HSR Act” is defined in Section 2.03.

“Hurdle Amonut” is defined in Section 1.02(b).

“including” means “including, without limiting the generality of the foregoing”.

“Income Tax” means any federal, provincial, state, local or foreign Tax that is based on, or computed with respect to, income or earnings (and any franchise Tax or Tax on doing business imposed in lieu thereof), including any interest, penalty or addition thereto, whether disputed or not.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the Ordinary Course of Business in respect of which such Person’s liability remains contingent), (c) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (d) any liability of others described in clauses (a) through (c) above that the Person has guaranteed or that is otherwise its legal liability, and including in clauses (a) through (d) above any accrued and unpaid interest or penalties thereon.

“IRR” means an internal rate of return based on:

(i)    the XIRR function in Excel; and

(ii)    such assumptions and adjustments as the parties determine necessary or advisable, in good faith (after consultation with their respective outside legal counsel and financial advisors).

“JDA” is defined in Section 4.11.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Law” means any Federal, state, local, foreign, international or multinational treaty, constitution, statute or other law, ordinance, rule or regulation.

“Lien” means any mortgage, lien, security interest, pledge, equitable interest, charge, conditional sale or other title retention agreement, right of first refusal, hypothecation, option, warrant, claim, adverse claim or encumbrance of any kind.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person or that is otherwise taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Outside Date” is defined in Section 6.01(b)(i).

“Permitted Lien” means (i) such Liens as are set forth on Schedule 2.04 (Transferred Property), (ii) Liens arising or incurred in the Ordinary Course of Business, (iii) Liens for Taxes that are not due and payable, (iv) imperfections of title or encumbrances, (v) statutory Liens and (vi) Liens arising or incurred in Seller’s use of a license or sublicense that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate in the conduct of the business of Seller.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Pre-Closing Income Tax Returns” is defined in Section 4.09(d).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Proceeding” means any suit, action or proceeding (in each case, whether civil or criminal) commenced, brought, conducted or heard by or before any Governmental Entity.

“Purchase Price” is defined in Section 1.02.

“Purchaser” is defined in the preamble.

“Purchaser Plans” is defined in Section 4.10(b).

“Representatives” is defined in Section 4.02(a).

“Seller” is defined in the preamble.

“Seller Credit Support Instruments” is defined in Section 4.05(a).

“Seller Notice” is defined in Section 4.02(d).

“Straddle Period” is defined in Section 4.09(c).

“Superior Proposal” is defined in Section 4.02(f).

“Tax” and “Taxes” means any federal, state, local and foreign taxes, charges, fees, levies or other similar assessments or liabilities (including income, receipts, ad valorem, value added, excise, real or personal property, escheat, unclaimed property, sales, occupation, service, stamp, transfer, registration, natural resources, severance, premium, windfall or excess profits, environmental, customs, duties, use, licensing, withholding, employment, social security, unemployment, disability, payroll, share, capital, surplus, alternative, minimum, add-on minimum, estimated, franchise or any other taxes, charges, fees, levies or other similar assessments or liabilities of any kind whatsoever), whether computed on a separate, consolidated, unitary or combined basis or in any other manner, and includes any interest, fines, penalties, assessments, deficiencies or additions thereto.

“Tax Contest” is defined in Section 4.09(f).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transferred Entity” means each Person set forth under the heading “Transferred Entity” on Exhibit A.

“Transferred Equity” has the meaning set forth in the Recitals.

“Transactions” means the purchase and sale of the Transferred Property, the assumption by Purchaser of the Assumed Liabilities and the other transactions contemplated by this Agreement.

“Transaction Expenses” means all fees, expenses and costs incurred directly in connection with the Transactions, including the fees of any financial advisors, accountants or legal advisors.

“Transferred Property” is defined in the Recitals.

“TSA” is defined in Section 4.11.

“Subsidiary” of any Person means another Person with respect to which the first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, greater than fifty percent (50%) of its equity interests). The term Subsidiary shall include all Subsidiaries of such Subsidiary.

“Subscription Agreement” is defined in the Recitals.

“Superior Proposal” is defined in Section 4.02(f).

SECTION 7.08    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 7.09    Entire Agreement. This Agreement and the Subscription Agreement contain the entire agreement of the parties with respect to the Transactions and supersede all prior agreements between the parties with respect to the Transactions. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Except in the case of intentional breach or actual fraud, the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Transactions shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that no party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement. Nothing in this Agreement shall be construed to limit any remedy available to Seller or Purchaser at law or in equity for any intentional breach of this Agreement or actual fraud by the other party.

SECTION 7.10    Severability. If any provision hereof (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

SECTION 7.11    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond in connection with such remedy are waived. Each of the parties hereby irrevocably waives, and agrees not to assert or attempt to assert, by way of motion or other request for leave from the court, as a defense, counterclaim or otherwise, in any Proceeding involving a Covered Claim, any claim or argument that there is an adequate remedy at law or that an award of specific performance is not otherwise an available or appropriate remedy.

SECTION 7.12    Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event such court lacks jurisdiction, the Circuit Court of the County of Fairfax, Virginia, for the purposes of any suit, action or other Proceeding arising out of this Agreement or any Transaction (the “Chosen Court”). Each party agrees to commence any such action, suit or Proceeding in the Chosen Court. Notwithstanding the foregoing, any party hereto may commence an action, suit or Proceeding with any Governmental Entity anywhere in the world for the sole purpose of seeking recognition and enforcement of a judgment of the Chosen Court. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or Proceeding in Virginia with respect to any matters to which it has submitted to jurisdiction in this Section 7.12. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or Proceeding arising out of this Agreement or the Transactions in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or Proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 7.13    GOVERNING LAW. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT) (EACH, A “COVERED CLAIM”), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE COMMONWEALTH OF VIRGINIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH COMMONWEALTH, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

SECTION 7.14    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.14.

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

INTREXON CORPORATION

By:	/s/ Donald P. Lehr
Name: Donald P. Lehr
Title: Chief Legal Officer

[Signature Page to Stock and Asset Purchase Agreement]

TS BIOTECHNOLOGY HOLDINGS, LLC

By:	JPK 2009, LLC, its sole Member

	By:	THIRD SECURITY, LLC, its Manager

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

ACKNOWLEDGED AND AGREED

AS SET FORTH BELOW

Randal J. Kirk is executing this Stock and Asset Purchase Agreement solely to guarantee the payment obligations of Purchaser set forth in Article I.

/s/ Randal J. Kirk Randal J. Kirk

[Signature Page to Stock and Asset Purchase Agreement]

Exhibit A

Transferred Entities; Transferred Equity

Transferred Entity	Equity Interests Owned by Seller
Blue Marble AgBio LLC, a Delaware limited liability company	100% of the LLC interests

ILH Holdings, Inc., a Delaware corporation	100% of the outstanding shares of common stock

Intrexon Produce Holdings, Inc., a Delaware corporation	100% of the outstanding shares of common stock

Intrexon UK Holdings, Inc., a Delaware corporation	100% of the outstanding shares of common stock

Oragenics, Inc., a Florida corporation	Common shares: 1,448,110

Oragenics, Inc., a Florida corporation	Series C preferred shares: 113.941[1]

SH Parent, Inc., a Delaware corporation	Common shares: 343,800

[1]	Including the right to any additional preferred shares that may be issued as dividend before the Closing Date (note: fractional shares are allowed).

A-1

Exhibit B

Restructuring

The Restructuring may include some or all of the following: (i) the transfer from Seller to Blue Marble AgBio, LLC (“Blue Marble”) of substantially all equipment, contracts, and materials used in the Ag Business, (ii) a sublease from Seller to Blue Marble of that certain facility in Davis, CA presently used by the Ag Business, (iii) the execution of one or more licenses providing Blue Marble with the right to use certain technologies of Intrexon presently used by the Ag Business, and (iv) the transfer from Seller to ILH Holdings Inc. of substantially all equipment, contracts, and materials related to the Fine Chemicals Business. Blue Marble will be classified as a disregarded entity for U.S. federal tax purposes, and therefore the transfers of assets from Seller to Blue Marble described in (i) are intended to be disregarded for federal tax purposes. The transfers of assets to ILH Holdings Inc. described in (iv) are intended be taxable transfers for U.S. federal tax purposes.

For purposes of the foregoing, “Ag Business” means the use of the following for the development of products: (i) the Florian technology platform, (ii) the Botticelli technology platform, and (iii) anti-fungal peptides developed in connection with the collaboration between Intrexon and the Donald D. Danforth Plant Science Center.

For purposes of the foregoing, “Fine Chemicals Business” means Seller’s yeast fermentation technology platform for the biologic production of active pharmaceutical ingredients and other fine chemicals.

B-1